GD Culture Group Ltd
22F - 810 Seventh Avenue,

New York, NY 10019

July 8, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities Exchange Commission

Attn: Ms. Nasreen Mohammed

Re:	GD Culture Group Limited Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-37513

Dear Ms. Mohammed,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K filed with the Commission on April 2, 2024 by GD Culture Group Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. On the date hereof, we have submitted an amended Form 10-K (the “Amended Form”) to accompany this letter.

Form 10-K submitted July 8, 2024

Overview, page 1

1.

Please disclose prominently at the beginning of Item 1 that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries based in China and, within this reporting period, through contractual arrangements with one or more variable interest entities based in China, and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow your structure, which would likely result in a material change in your operations and/or a material change in the value your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure in Item 1. We also respectfully advise the Staff that we have added at the beginning of Item 1 that we are a Nevada company that conducts operations and operates business in both United States and China by itself and through its subsidiaries, AI Catalysis Corp., a Nevada corporation, and Shanghai Xianzhui Technology Co., Ltd., a company incorporated in China. We have also disclosed within Item 1 that the Company terminated its VIE agreements with Shanghai Highlight Media Co., Ltd., Shanghai Yuanma Food and Beverage Management Co., Ltd. and Sichuan Wuge Network Games Co., Ltd. in September 2023, June 2023 and September 2022, respectively, and that as of the date of this prospectus, there is no longer a VIE structure in place. Thus, we do not believe that it is necessary to explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

2.	Provide prominent disclosure at the beginning of Item 1 about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised Item 1 of the Amended Form accordingly. We also respectfully clarify for the Staff that the majority of the Company’s operation is in the United States and that we have added such disclosure under Item 1 on page 1.

3.	Please revise the diagram on page 2 to clarify who owns the portion of Shanghai Xianzhui that you do not.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the diagram on page 6 to clarify the portion of Shanghai Xianzhui which is not owned by the Company. Tianjing Yuese Jewelry Co. Ltd. (“Tianjing Yuese”) owns 20% of Shanghai Xianzhui and Beijing Hehe Property Management Co., Ltd. (“Beijing Hehe”) owns 6.66% of Shanghai Xianzhui. Neither Tianjing Yuese or Beijing Hehe is an affiliate of the Company. In addition, we have identified the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

Item 1. Business

Corporate History and Structure, page 2

4.	Please explain whether VIE's constituted a material part of your consolidated financial statements in the year ended December 31, 2022 or 2023. If yes, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue (if any) and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the Company terminated its VIE agreements with Shanghai Highlight Media Co., Ltd., Shanghai Yuanma Food and Beverage Management Co., Ltd. and Sichuan Wuge Network Games Co., Ltd. in September 2023, June 2023 and September 2022, respectively. As a result, the income/(loss) from continued operations in the consolidated financial statements for the year ended December 31, 2022 and 2023 do not include financial results of any VIEs. The operations results from VIE operations for the years ended December 31, 2023 and 2022 have been reflected in discontinued operations as disclosed in Note 20 of the notes to financial statements. We have added the termination of the VIE agreements in the Overview section under Item 1 on pages 1 and 2 of the Amended Form, and we also added the financial positions and results of operations breakdown as required by the staff in the Corporate History and Structure section under Item 1 on pages 7 and 8 of the Amended Form.

Recent Regulatory Developments, page 4

5.	In the beginning of Item 1, please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Please also provide a discussion of the applicable laws in Hong Kong specifically, as well as the related risks and consequences. This discussion should include, for example, the enforceability of civil liabilities in Hong Kong, and how regulatory actions related to data security or antimonopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. Where applicable, please also disclose the location of your auditor's headquarters.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the definition of the PRC to include Hong Kong. To clarify, the Company presently has no material operations in Hong Kong and does not intend to begin operations in Hong Kong for the foreseeable future. The only relationship between the Company and Hong Kong is a holding company (Highlights Culture Holding Co., Limited) with no material operations of its own, and as such we believe that any legal and operational risks associated with operating in China will not apply similarly to operations in Hong Kong. As such, we do not think that there is material risk associated with Hong Kong, and we believe that a discussion of the enforceability of civil liabilities and how regulatory actions related to data security or anti-monopoly concerns in Hong Kong is not necessary.

Asset Transfer between our Company and our Subsidiaries, page 5

6.

We note your disclosure regarding the value of transfers between you and your subsidiaries. Please confirm that such disclosure represents all cash flows and transfers of assets between and among the entities within your organization or revise to quantify any other cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Please revise to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. Provide cross-references to these other discussions. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors, and provide a cross reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfers, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no such transfers, dividends, or distributions have been made to date. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements, if included. Revise Item 7 to include this disclosure regarding transfers of cash.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 11, 25 and 54 of the Amended Form accordingly. To clarify, the Company does not have a VIE structure.

Governmental Regulations in PRC, page 13

7.	In the beginning of Item 1, disclose each permission or approval that you, your subsidiaries, or the VIEs (when utilized) are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or the VIEs (when utilized) are covered by permissions requirements from any Chinese governmental agencies that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please explain why you believe that the Trial Measures do not require you to receive "approval from the CSRC...to issue securities to foreign investors." State, if true, that you did not rely on an opinion of counsel in reaching these determinations regarding required permissions or approvals.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 2 to 4, 10, 19 and 33 of the Amended Form accordingly.

Item 1A. Risk Factors, page 18

8.	Please include a risk factor discussing the risks associated with winding up the VIE structure.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that as the Company does not have a VIE structure, we believe that there are no material risks associated with any winding up of a VIE structure.

General

9.	Please include at the beginning of Item 1 a summary of risk factors disclosing the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless. Each CBI summary risk factor should have a cross-reference to the relevant individual detailed risk factor.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have added a Summary of Risk Factors on page 4 of the Amended Form accordingly.

We hope the above response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

GD Culture Group Limited

/s/ Xiao Jian Wang
Name:	Xiao Jian Wang
Title:	Chief Executive Officer

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